

February 7, 2014

Via Email
Thomas L. Mitchell
Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, OK 73102

     Re: **Devon Energy Corporation**
              Form 10-K for Fiscal Year Ended
              December 31, 2012
              Filed February 21, 2013
              Supplemental Response dated January 28, 2014
              File No. 001-32318

Dear Mr. Mitchell:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 22 – Supplemental Information on Oil and Gas Operations (Unaudited), page 87

Standardized Measure, page 97

1.   Your response to comment 5 in our letter dated January 17, 2014 states that certain general and administrative costs which are required to operate your upstream oil and gas business are not included in the calculation of the limitation on capitalized costs as these costs are not well-level expenditures, but have been included as future costs in calculating the standardized measure of discounted future net cash flows. Your response refers to the definition of the term "production costs" per Rule 4-10(a)(20) of Regulation S-X. Please tell us whether these types of general and administrative costs are considered to be

operating costs of support equipment and facilities or other costs of operating and
maintaining wells and related equipment and facilities.

2.   In connection with your response to the preceding comment, please tell us if any general
and administrative costs related to oil and gas production are deducted in calculating the
limitation on capitalized costs and describe the process through which you determine
whether these costs are property-level expenditures. In addition, your response should
explain whether these types of costs are deemed to be essential to operating and
maintaining your wells and related equipment and facilities. As part of your response,
please also describe the types of costs which are deemed to be well-level expenditures.

3.   Your response to comment 5 in our letter dated January 17, 2014 references FASB ASC
932-235-50-26, which requires the disclosure of results of operations for oil- and gas-
producing activities and indicates that "some expenses incurred at an entity's central
administrative office may not be general corporate expenses, but rather may be operating
expenses of oil- and gas-producing activities and should be reported as such." The first
sentence of that section defines results of operations for oil-and gas-producing activities
as revenues less production (lifting) costs and goes on to specify other costs that should
be included. If general and administrative costs are determined to be operating costs of
oil- and gas-producing activities, please tell us how these costs would be classified within
that definition other than as production (lifting) costs.

4.   The definition of production costs in Rule 4-10(a)(20) of Regulation S-X is almost
identical to the definition of production costs in FASB ASC 932-360-25-15, and that the
limitation on capitalized costs in Rule 4-10(c)(4)(i)(A) of Regulation S-X and required
disclosures applicable to the standardized measure in FASB ASC 932-235-50-31(b) both
refer to estimated future expenditures "to be incurred in developing and producing the
proved oil and gas reserves." Please tell us your authoritative basis for including certain
general and administrative costs determined to be operating costs in the results of
operations of oil- and gas-producing activities and in the standardized measure of
discounted future net cash flows, but not in the determination of the limitation on
capitalized costs.

You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3311 if you have
questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief